Exhibit 99.1 — Risk Factors

Forward-Looking Statements

From time to time, the Company may make or publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, and similar matters. Such statements are necessarily estimates reflecting the Company’s best judgment based on current information. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Such statements are usually identified by the use of words or phases such as “believes,” “anticipates,” “expects,” “estimates,” “planned,” “outlook,” and “goal.” Because forward-looking statements involve risks and uncertainties, the Company’s actual results could differ materially. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements.

While it is impossible to identify all such factors, the risks and uncertainties that may affect the operations, performance and results of the Company’s business include the following:

1.
The Company’s revenues are highly dependent on research and development expenditures and compliance testing expenditures by the pharmaceutical and biotechnology industries. Decreases in such expenditures, including those resulting from a general economic decline in these industries, would decrease the demand for the services and products provided by the Company and could have a material adverse effect on the Company.

2.
The Company’s new product, Culex® Automated Blood Sampler device, is a significant new product. Non-acceptance or major difficulties with the device could have a material adverse effect on the Company’s gross profit.

3.
The Company has benefited from the growing tendency of companies to engage independent organizations to conduct development and testing projects. Any reduction in the outsourcing of research, development or testing activities, or any reduction in public funding of science and technology would decrease the demand for the services and products provided by the Company and could have a material adverse effect on the Company’s business, operations and financial condition.

4.
During 2002, 2001 and 2000, Pfizer accounted for approximately 19.0%, 18.9% and 21.0%, respectively, of the Company’s total revenue and 15.7% and 23.6% of total trade accounts receivable at September 30, 2002 and 2001, respectively. During 2002, 2001 and 2000, Pharmacia accounted for approximately 9.3%, 11.7% and 12.2%, respectively, of the Company’s total revenues, and 6.3% and 10.7% of total trade accounts receivable at September 30, 2002 and 2001, respectively. During 2002, Pfizer and Pharmacia announced their intention to merge, but to date, this merger has not affected the Company’s relationship with these former customers who now are a single customer. There can be no assurance that the Company’s business will not continue to be dependent on continued relationships with the combined Pfizer/Pharmacia or other clients, or that annual results will not be dependent on the performance of a few large projects. In addition, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods.

5.
The Company’s business is labor intensive and involves delivery of highly specialized professional services. The Company’s future growth and success depends in large part upon its ability to attract, train, manage and retain highly skilled professional, scientific and technical operating staff. There is significant competition from the Company’s competitors as well as from the in-house research departments of pharmaceutical and biotechnology companies and other enterprises for employees with the skills required to perform the services offered by the Company. Although the Company has confidentiality agreements with its scientific and technical operating personnel, the Company does not have in place covenants not to compete that would directly preclude its employees from being employed by a competitor. There can be no assurance that the Company will be able to attract, train, manage and retain a sufficient number of highly skilled employees in the future or that it will continue to be successful in training, retaining and managing its current employees. The loss of a significant number of employees or the Company’s inability to hire sufficient numbers of qualified employees could have a material adverse effect on the Company’s ability to obtain and perform contracts to provide it services.

6.
The Company relies to a significant extent on a number of key executives, including Peter T. Kissinger, Ph.D., its President and Chairman of the Board. The Company maintains key man life insurance on Dr. Kissinger in the amount of $1.0 million. The loss of the services of any of the Company's key executives could have a material adverse effect on the Company.

7.
The Company’s business depends in part on government regulation of the drug development process by the United States and foreign governments. More stringent governmental regulation of the drug development process increases the need for the types of services and products provided or produced by the Company. Recently legislation has been proposed that would substantially modify the current requirements for FDA administration of the drug and device approval process. Under the proposed legislation, applications for approval of new drugs could be made to private accredited facilities in lieu of the FDA. As a result, the number of clinical trials of new drugs would be reduced and other rules administered by the FDA would be simplified. Any change in the scope of regulatory requirements or the introduction of simplified drug or device approval procedures could decrease the demand for the Company’s services and adversely affect the Company’s revenues.

8.
The Company’s revenues are dependent, in part, upon continued compliance with governmental requirements applicable to facilities and techniques used in the manufacture of products for clinical use and the provision of services. The Company’s facilities are subject to scheduled periodic regulatory inspections to ensure compliance with FDA requirements. Failure on the part of the Company to comply with applicable requirements could result in the termination of ongoing research, the discontinuance of selected operations of the Company, the disqualification of data for submission to regulatory authorities and fines and penalties being assessed against the Company.

9.
Risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result. Such damages could have a material adverse effect on the Company’s business and results of operations.

10.
With respect to its products, the Company primarily competes with several large equipment manufacturers and, with respect to its services, the Company primarily competes against in-house research departments of pharmaceutical and biotechnology companies and other full-service CROs. Many of the Company’s competitors possess substantially greater capital, technical and other resources than the Company. The Company’s failure to compete effectively in any one or more of these areas could have a material adverse effect on the Company’s business, operations and financial condition.

11.
Generally, the Company’s service contracts are terminable by the client upon written notice at any time. In fiscal year 2002 approximately 61% of revenues were from contract services. Most service contracts have cancellation charges. Those charges vary, depending on the type of service provided and the investment in materials and the facilities and people committed. Cancellation fees after contract signing but before study commencement can vary from $5,000 to $30,000, depending on the total contracted costs of the study and how much notice is given before the study is scheduled to begin. In virtually all recorded studies cancelled while in progress, the Company has recovered all prepaid costs, normally 25% to 50% of total project costs. Additional charges are often also applied. Contracts may be terminated for a variety of reasons, including the client’s decision to forego a particular study, failure of products to satisfy safety requirements, and/or unexpected or undesired product testing results. The loss of business from a significant client or the cancellation of a major contract or series of commitments could have a material adverse effect on the Company’s revenues.

12.
The Company’s business is dependent, in part, on its ability to obtain patents in various jurisdictions on its current and future technologies and products, to defend its patents and protect its trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that the Company’s patents will not be challenged by third parties or that, if challenged, those patents will be held valid. In addition, there can be no assurance that any technologies or products developed by the Company will not be challenged by third parties owning patent rights and, if challenged, will be held not to infringe on those patent rights. The expense involved in any patent litigation can be significant. The Company also relies on unpatented proprietary technology, and there can be no assurance that others will not independently develop or obtain similar products or technologies.

13.
In certain circumstances the Company seeks to manage its liability risk through contractual provisions with clients requiring the Company to be indemnified by the client or covered by clients’ product liability insurance policies. Although most of the Company’s clients are large, well-capitalized companies, the financial performance of these indemnities is not secured. Therefore, the Company bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations or the liability would exceed the amount of applicable insurance. Furthermore, the Company could be held liable for errors and omissions in connection with the services it performs. There can be no assurance that the Company’s insurance coverage will be adequate, or that insurance coverage will continue to be available on terms acceptable to the Company, or that the Company can obtain indemnification arrangements or otherwise be able to limit its liability risk.

14.
The Company’s growth strategy includes making selective strategic acquisitions of assets or business entities engaged in similar or complementary lines of business, including the acquisition of certain assets of LC Resources, Inc. completed in December 2002. If the Company issues its common shares in these acquisitions, the voting power of existing shareholders of the company will be diluted. Moreover, depending on the level of earnings of the target company and the number of shares of the Company issued in the transactions, the Company’s earnings per share may also be diluted. The Company and other companies in the industry have encountered the following difficulties in implementing strategic acquisitions: (i) identification, negotiation, completion and integration of these acquisitions require significant commitments of capital and management time and attention; (ii) expected benefits from the acquisition may not be fully realized, or realized within the expected time frame, or at all, due to lower than expected revenues following the merger; (iii) there may be greater than expected costs or difficulties related to completing the acquisition and, following the acquisition, to the integration of the businesses. Failure to successfully implement or integrate one or more strategic acquisitions may have a material adverse effect on the business and financial condition of the Company.

15.	The Company’s business may become subject to other risk factors which may be identified from time to time in the Company’s periodic SEC filings and other public announcements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement. The Company does not intend to update forward-looking statements.